DIVISION OF
INVESTMENT MANAGEMENT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

04020282

Act SEA
Section 14(a)
Rule 14a-8(i)(3) & 14a-9
Public Availability Public 3/15/04

Donald R. Crawshaw, Esquire
Sullivan & Cromwell LLP
125 Broad Street
New York, NY 10004-2498

Re: Tri-Continental Corporation – Intention to Omit Supporting Statement of Mr. Robert P. Laukat

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

Dear Mr. Crawshaw:

In a letter received on January 21, 2004, you notified the Securities and Exchange Commission of the intent of Tri-Continental Corporation to exclude from its proxy materials for its 2004 annual meeting the supporting statement ("Supporting Statement") to a shareholder proposal submitted by Robert P. Laukat. The proposal states:

> **RESOLVED:** That the shareholders of Tri-Continental Corporation, assembled in Annual Meeting in person and by proxy, hereby request the Board of Directors to take the necessary steps to provide for cumulative voting in the election of directors, which means each shareholder shall be entitled to as many votes as shall equal the number of shares he or she owns multiplied by the number of directors to be elected, and he or she may cast all of such votes for a single candidate or any two or more candidates as he or she may see fit.

We note that you do not seek to exclude the proposal from Tri-Continental's proxy materials. Rather, you requested our assurances that we would not recommend enforcement action if Tri-Continental omits the Supporting Statement in its entirety or, if we disagree that the entire Supporting Statement may be excluded under Rule 14a-8(i)(3) under the Securities Exchange Act of 1934, that certain portions may be excluded pursuant to that rule.[1] You assert that the Supporting Statement includes specific statements that are false and misleading or are otherwise vague, indefinite or incomprehensible.

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[1] Rule 14a-8(i)(3) permits a company to exclude a proposal that violates any of the Commission's proxy rules, including Rule 14a-9 under the Exchange Act, which prohibits materially false and misleading statements in proxy soliciting materials.

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We are unable to concur with your view that Tri-Continental may omit the entire Supporting Statement under Rule 14a-8(i)(3). Further, although there may be some basis for your belief that portions of the Supporting Statement may violate Rule 14a-9, we believe that Mr. Laukat may cure the potential violations by amending his Supporting Statement. In our view, he should:

- Replace the word "many" at the beginning of the first sentence of the first paragraph with the word "some."
- Modify the second sentence of the third paragraph to identify the year(s) in which Tri-Continental's total costs exceeded $21,000,000;
- Delete the third sentence of the third paragraph in so far as it compares Tri-Continental to the Vanguard Windsor Fund or explain that the two funds have similarities in terms of their investment objectives but that there are material differences between the two, including the fact that the Vanguard Windsor Fund is an open-end fund while Tri-Continental is a closed-end fund;
- Recast the first, third and fourth sentences of the last paragraph as his opinion; and
- Clarify what the term "truly independent" means in the third sentence of the last paragraph.

Accordingly, unless Mr. Laukat provides Tri-Continental with a supporting statement revised to reflect these concerns within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Tri-Continental omits only these portions of the Supporting Statement from its proxy materials in reliance on Rule 14a-8(i)(3).[2]

Attached is a description of the informal procedures the Division follows in responding to shareholder proposals. If you have any questions or comments concerning this matter, please call me at (202) 942-0653.

Sincerely,

Christian T. Sandoe
Senior Counsel
Office of Disclosure and Review

[2] On February 13, 2004, we received an undated letter from Mr. Laukat offering to revise the Supporting Statement and attaching a proposed revision. Since Tri-Continental has specifically declined to accept or acknowledge the revised Supporting Statement, we are compelled under Rule 14a-8 to address the original Supporting Statement. We note that the revised Supporting Statement for the very most part either deleted the statements we deemed objectionable or otherwise modified those statements in a manner consistent with this letter.

SULLIVAN & CROMWELL LLP

TELEPHONE: 1-212-558-4000
FACSIMILE: 1-212-558-3588
WWW.SULLCROM.COM

125 Broad Street
New York, NY 10004-2498

LOS ANGELES • PALO ALTO • WASHINGTON, D.C.
FRANKFURT • LONDON • PARIS
BEIJING • HONG KONG • TOKYO
MELBOURNE • SYDNEY

January 21, 2003

Securities and Exchange Commission,
450 Fifth Street, N.W.,
Washington, D.C. 20459.

Attention: Chief Counsel, Division of Investment Management

Re: Tri-Continental Corporation – Intention to Omit
Supporting Statement of Mr. Robert P. Laukat

Ladies and Gentlemen:

In accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we hereby give notice on behalf of Tri-Continental Corporation, a diversified, closed-end management investment company incorporated in Maryland (the "Corporation"), of the Corporation's intention to omit from the proxy statement for its 2004 Annual Meeting of Stockholders (the "Proxy Statement") the supporting statement (the "Supporting Statement") to the stockholder proposal (the "Proposal") submitted to the Corporation by Mr. Robert P. Laukat (the "Proponent") under cover of a letter dated June 1, 2003. A copy of the Proposal and the Supporting Statement is attached as Annex A. Five additional copies of this letter, including the annexed Proposal and Supporting Statement, are enclosed herewith in accordance with Rule 14a-8(j).

Request

The Proponent proposes that the Corporation implement cumulative voting procedures in connection with the election of its directors. The Corporation acknowledges that the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") has generally not granted no-action relief in connection with exclusion of shareholder proposals regarding the implementation of cumulative voting for directors and accordingly does not seek to exclude the Proposal from its Proxy Statement.

However, on behalf of the Corporation, we respectfully request that the Staff confirm that it will not recommend any enforcement action if the Corporation omits the Supporting Statement in its entirety from its Proxy Statement for the reasons set forth below. In the event the Staff disagrees with the Corporation's view that the Supporting Statement may be excluded in its entirety, the Corporation is of the view that, for the reasons set forth below, various portions of the Supporting Statement are false and misleading and could be excluded by the Corporation.

Grounds for Excluding the Supporting Statement Pursuant to Rule 14a-8

Rule 14a-8(i)(3) under the Exchange Act permits the omission from a proxy statement of a proposal or supporting statement which violates any of the Commission's proxy rules, including Rule 14a-9. Rule 14a-9 prohibits the inclusion within proxy materials of statements that are false or misleading and the omission from proxy materials of material facts necessary to make statements made therein not false or misleading. The Note to Rule 14a-9 provides certain examples of what, depending upon the particular facts and circumstances, may be misleading within the meaning of Rule 14a-9, including: "(b) material which directly or indirectly impugns character, integrity or personal reputation or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation."

The Staff has indicated that a proposal or supporting statement that contains material inaccuracies and omissions, or that is otherwise vague, indefinite or incomprehensible, may be excluded pursuant to Rule 14a-8(i)(3). See, e.g., Honeywell International Inc. (avail. February 5, 2003); Winland Electronics, Inc. (avail. May 24, 2002); Phoenix Gold International, Inc. (avail. November 21, 2000). The Staff has also indicated that, "when a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules," the Staff may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false or misleading. See Staff Legal Bulletin No. 14 (July 13, 2001). The Corporation respectfully submits that, for the reasons set forth below, the Supporting Statement is so replete with false and misleading statements or otherwise vague, indefinite or incomprehensible that it should be excluded in its entirety pursuant to Rule 14a-8(i)(3).

The first paragraph of the Supporting Statement states that "[m]any states have mandatory cumulative voting so do national banks. In addition, many corporations have adopted cumulative voting." The Proponent provides no factual foundation to support these assertions. In addition, the first sentence is misleading because it implies that more than a few states require cumulative voting and omits to mention that the State of Maryland, in which the Corporation is incorporated, does not require cumulative voting. Moreover, according to the Investor Responsibility Research Center (IRRC), only six states make cumulative voting mandatory under their corporation law statutes.

See IRRC Corporate Governance Service 2003 Background Report F: Voting Issues – Confidential and Cumulative Voting (January 2003). Similarly, the Proponent cites no authority for the statement that "many corporations have adopted cumulative voting," and Tri-Continental believes that it is false and misleading to suggest that many public companies have adopted cumulative voting. According to the IRRC, only 14.4% percent of the 1,500 major U.S. companies tracked by it allowed cumulative voting in 1996, and this percentage dropped to 9.2% in 2002. See IRRC Corporate Governance Service 2003 Background Report F: Voting Issues – Confidential and Cumulative Voting (January 2003). Finally, the reference to national banks has no factual basis and is not relevant to the Proposal.

The second, third and fourth paragraphs of the Supporting Statement are irrelevant to the Proposal. In addition, the second and third paragraphs could give the misleading impression that the institution of cumulative voting would somehow have changed the Corporation's investment performance in the five year period referenced in the 2002 Annual Report, when in fact such performance is in no way dependent on or reflective of the presence or absence of cumulative voting. Rather, the Corporation's performance, like that of other investment companies, was affected by, among other things, general economic factors such as the economic and stock market downturn during the last few years and the effect of these factors on the Corporation's investments as well as investment decisions of its advisor.

The third paragraph of the Supporting Statement incorrectly cites certain information about the Corporation's performance and total costs. It states that "[i]n previous years" total costs of the Corporation have been over $21,000,000 (we are assuming that by using the term "total costs", the Proponent is referring to the Corporation's operating expenses). This assertion is vague because it does not cite the years that the Proponent is considering in this statement, and also misleading because it does not mention that the operating expenses for the Corporation have declined over the last three years from $21,147,548 in 2000 to $18,616,646 in 2001 and to $16,295,925 in 2002. The fourth sentence of the third paragraph compares the Corporation to Vanguard Windsor Fund, which is misleadingly referred to as "a similar type fund". The Corporation submits that this comparison is inappropriate and misleading given the substantial differences in, among other things, the size, stated investment objectives and structures of the Corporation and Vanguard Windsor Fund. The Corporation had net assets of approximately $2.25 billion at November 30, 2003, and its investment objective is to provide future growth of both capital and ~~income~~ while providing reasonable current income. Vanguard Windsor Fund, which describes itself as a mid-capitalization value fund, had over $17 billion in net assets as of the end of its most recent fiscal year, and invests mainly in stocks considered to be undervalued in an effort to provide long-term growth of capital, with dividend income being only a secondary objective. In addition, the Corporation is a closed-end fund whereas Vanguard Windsor Fund is an open-end fund. None of these important differences is referred to in the Supporting Statement. In addition, the comparison is made without citation to the source or the time period for which the data is being compared.

The last paragraph of the Supporting Statement makes several statements of opinion that are presented as statements of fact. Without a clear indication that such statements reflect only the Proponent's opinion, the statements may be misleading to shareholders who interpret them to be statements of fact. In addition, as set forth below, the last paragraph also contains certain false and misleading statements.

The second sentence of the last paragraph of the Supporting Statement states that "[m]any of Tri-Continental's present directors serve on more than one Seligman Fund, would this influence their objective responsibilities to us the shareholders?" This unsubstantiated assertion is worded to impugn the character of the existing directors and to mislead shareholders into believing that the existing directors are not acting in a proper manner. The Staff have taken the position that unsubstantiated opinions worded as statements of fact should be substantiated or deleted. See, e.g., Zions Cooperative Mercantile Institution (avail. April 8, 1992); Rockefeller Center Properties, Incorporated (avail. March 15, 1990). In addition, the quoted statement is precisely the type of statement that Note (b) to Rule 14a-9 quoted above suggests is misleading in that it indirectly impugns the character, integrity and personal reputation of the existing directors without any factual foundation. Shareholders are left to speculate about what may have been done improperly without any supporting evidence. The Commission has permitted the exclusion of a shareholder proposal on similar grounds. See, e.g., Weirton Steel Corporation (avail. April 21, 2000). In addition, the Corporation respectfully submits that each of its directors is well aware that he or she owes, and that each strives to fulfill, the same fiduciary duties to each of the Seligman investment companies on whose board he or she sits. The Corporation believes that the quoted assertion impugning the integrity of its directors is highly inflammatory and is excludible pursuant to Rule 14a-8(i)(3) because it is materially false and misleading.

In the penultimate sentence of the last paragraph, it is entirely unclear what the Proponent means by "truly independent." If the Proponent is referring to a director candidate for whom shareholders could cast their cumulated votes in a proxy context, then the Supporting Statement should be revised to make that clear. Alternatively, if the Proponent intends a more traditional meaning for the word "independent," he should make that clear and provide a definition for "independent" or an established or proposed regulatory standard by which to define it. In the final sentence of the last paragraph of the Supporting Statement, the Proponent appears to claim that adoption of the Proposal will, in and of itself, result in more "independent" directors elected to the Corporation's board of directors, but offers no reason as to how or why that may come about.

In light of the fact that the Supporting Statement is replete with false and misleading statements as described above, as well as its overall vague, indefinite or incomprehensible character, the Corporation submits that the Supporting Statement may be excluded in its entirety or, in the alternative, that the portions thereof discussed in the preceding six paragraphs may be excluded from the Proxy Statement, in each case pursuant to Rule 14a-8(i)(3).

* * *

In accordance with Rule 14a-8(j), the Corporation is contemporaneously notifying the Proponent, by copy of this letter including Annex A, of its intention to omit the Supporting Statement from its Proxy Statement.

On behalf of the Corporation, we hereby respectfully request that the Staff express their intention not to recommend enforcement action if the Supporting Statement is excluded from the Corporation's Proxy Statement for the reasons set forth above. If the Staff disagrees with the Corporation's conclusions regarding the omission of the Supporting Statement, or if any additional submissions are desired in support of the Corporation's position, we would appreciate an opportunity to meet with the Staff or to speak with the Staff by telephone prior to the issuance of the Rule 14a-8(j) response. If you have any questions regarding this request, or need any additional information, please telephone the undersigned at (212) 558-4016 or Sven O. Milelli or Kashif Zaman of this office at (212) 558-4000.

Please acknowledge receipt of this letter and the enclosed materials by stamping the enclosed copy of the letter and returning it to our messenger, who has been asked to wait.

Very truly yours,

Donald R. Crawshaw

Donald R. Crawshaw

(Enclosures)

cc: Robert P. Laukat

Frank J. Nasta, Esq.
(Tri-Continental Corporation)

- Annex A -

Robert P. Laukat
23340 Lakewood Dr
Twain Harte, CA 95383
(209) 586-7734

June 1, 2003

Tri-Continental Corporation
Attn: Mr. Frank Nasta
100 Park Ave
New York, NY 10017

Dear Mr. Nasta,

Enclosed is a shareholder proposal which I hereby submit for inclusion in the corporation's proxy statement and for presentation at the year 2004 Annual Shareholder meeting. In accordance with the Security and Exchange Commission Regulations under Rule 14A-8, please be advised that I have owned shares of the corporation with a market value of at least $2,000 continuously for the preceding one year, and I intend to maintain such ownership through the date of the 2004 Annual meeting. Substantiation attached.

If you would like to discuss this proposal with me, please contact me at the above address.

Cordially,

Robert P. Laukat

Robert P. Laukat

cc: Ms. Linda B. Stirling, Senior Counsel
Division of Investment Management
Securities and Exchange Commission
450 - 5th St N.W.
Washington, D.C. 20459

RESOLVED: That the shareholders of Tri-Continental Corporation, assembled in Annual Meeting in person and by proxy, hereby request the Board of Directors to take the necessary steps to provide for cumulative voting in the election of directors, which means each shareholder shall be entitled to as many votes as shall equal the number of shares he or she owns multiplied by the number of directors to be elected, and he or she may cast all of such votes for a single candidate or any two or more candidates as he or she may see fit.

SUPPORTING STATEMENT: Many states have mandatory cumulative voting so do national banks. In addition, many corporations have adopted cumulative voting

As the 2002 Annual Report from the Corporations states, during the past five years we the shareholders have suffered an annual loss of 3.08% on the market price of our shares and 3.32% on the asset value. Living with Tri-Continental for the past 5 years has not been an pleasant experience.

For this performance last year we paid $16,295,925 in total costs, or about 34% of the income of the fund or .67% of the average assets of the fund for the year. In previous years it has been over $21,000,000. The only people sure to make money from the fund are the fund's managers. A similar type fund, Vangard's Winsor Fund, charges a .42% of the net assets. We provide the money, we take the risk, why do they charge so much for managing the fund?

Wherever I have brought up the unsatisfactory performance of the fund and the cost of managing the fund with the directors at the shareholder's past meetings, I have been met with silence or a defense of the fund.

The problem the active shareholder's have is that the fund has so many passive shareholders, it makes it difficult, if not impossible, for us to vote for someone who does not have the blessing of Seligman. Many of Tri-Continental's present directors serve on more than one Seligman Fund, would this influence their objective responsibilities to us the shareholders? To get more truly independent directors, please vote yes on this proposal. This would be a beginning of a more independent board.

Robert P. Laukat
23340 Lakewood Dr • Twain Harte, CA 95383 • (209)586-7734

Securities and Exchange Commission
450 5th NW
Washington, D.C. 20459
Attn: Chief Counsel, Division of Investment Management

RE: Tri-Continental Corporation's intention to omit supporting statement on proposal by Robert P. Laukat

Ladies and Gentlemen:

On January 21, 2004, Sullivan and Cromwell, L.L.P. wrote to you on behalf of Tri-Continental to omit my supporting statement on my proposal to have the Corporation institute cumulative voting. They say they will put my proposal on the ballot, but will omit my supporting statement. They base this on the assertion that there are false and misleading statements made. I disagree.

They contend that the following statement, "many states have mandatory cumulative voting and so do national banks, in addition many corporations have adopted cumulative voting," is misleading, they go onto assert that Maryland, where they are incorporated, does not require cumulative voting, but confirms that the statement made is true. Maryland corporations can have cumulative voting. If they wish to dispute this, they can handle it in the rebuttal.

They say the second and forth paragraphs are not relevant to this proposal, again we disagree. The reason for cumulative voting is to make it easier to make changes in a board of directors if the shareholders feel a change could improve the performance of the Corporation. They say it would not affect past performance. Past performance is not what this is about, it's about future performance. This proposal could help.

By the attachment to this letter, you can ascertain I have removed some sentences they contend are vague and misleading. If they wish to site the reduction in their compensation or any other fact, they can do this in the rebuttal. I am removing the Vangard sentence since they contend it is inappropriate.

They also state the fund objective is to provide reasonable investment income (what's reasonable?) and capital growth. According to their own 2003 third quarter statement, their performance was sub-par to both the Standard and Poor 500 and Lipper Averages. The statement about the directors having other ties to Seligman was a question they can respond to this as well in their rebuttal. Look at what Mr. Elliot Spitzer, Attorney General of New York, has unearthed about some mutual funds.

I am removing two sentences on the last paragraph which they object to and adding one sentence which I hope will not be objected to.

I am not impugning the character, integrity, or personal reputation of any director. I simply want to know what the directors are doing about the sub-par performance of the fund. Is it improper for the owners of the Corporation to ask legitimate questions?

If you deem any other statements in the proposal improper, please let me know and I will either change or omit those statements.

Sincerely,

Robert P. Laukat

cc: Mr. Donald Crawshaw
Sullivan Cromwell, L.L.P.
125 Broad St, New York, NY 10004-2498

Frank Nasta
Tri-Continental Corporation
100 Park Ave, New York, NY 10017

Robert P. Laukat
23340 Lakewood Dr • Twain Harte, CA 95383 • (209)586-7734

SUPPORTING STATEMENT: Many states have mandatory cumulative voting, so do national banks. In addition, many corporations have adopted cumulative voting.

As the 2002 Annual Report from the Corporation states, during the past five years we the shareholders have suffered an annual loss of 3.08% on the market price of our shares and 3.32% on the asset value. Living with Tri-Continental for the past 5 years has not been a pleasant experience.

For this performance last year we paid $16,295.925 in total costs, or about 34% of the income of the fund or .67% of the average assets of the fund for the year. The only people sure to make money from the fund are the fund's managers. We provide the money, we take the risk, why do they charge so much for managing the fund?

Wherever I have brought up the unsatisfactory performance of the fund and the cost of managing the fund with the directors at shareholder's past meetings, I have been met with silence or a defense of the fund.

It is my opinion the problem we active shareholder's have is that the fund has so many passive shareholders, it makes it difficult, if not impossible, for us to vote for someone who does not have the blessing of Seligman. Many of Tri-Continental's present directors serve on more than one Seligman Fund, would this influence their objective responsibilities to us the shareholders? It is my hope that this proposal will enhance the influence of the active shareholders. Please vote yes on this proposal.